FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated September 7, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

Exhibit No.	Description of Document

5(a)	Opinion of Wistrand Advokatbyrå Stockholm KB, Swedish counsel to SEK, relating to SEK’s issuance of the Medium-Term Notes, Series F, identified as 2.750% Notes due October 2020.

5(b)	Opinion of Cleary Gottlieb Steen & Hamilton LLP relating to SEK’s issuance of the Medium-Term Notes, Series F, identified as 2.750% Notes due October 2020.

23(a)	Consent of Wistrand Advokatbyrå Stockholm KB (included in Exhibit 5(a)).

23(b)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(b)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2018

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Erik Hådén
Erik Hådén, Senior Director and Head of Treasury

By:	/s/ Anna Finnskog
Anna Finnskog, Director, Funding